Mail Stop 3561

April 6, 2007

David Ming He
Chief Financial Officer
Equicap, Inc.
10510 Hillsboro Road
Santa Ana, CA 92705

> **Re: Equicap Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 6, 2007**
> **File No. 000-31091**

Dear Mr. He:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed April 6, 2007

1.   We note that you engaged Patrizio & Zhao, LLC (P&Z) on November 27, 2006, but did not dismiss Paritz & Company, P.A. until April 5, 2007. Please tell who your primary independent accountant was from November 27, 2006 through April 5, 2007, or revise. If you did engage P&Z on November 27, 2006, tell us why you did not file an Item 4.01 8-K at the time and did not report the engagement in your December 31, 2006 10-KSB filed on February 23, 2007.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3774.

Sincerely,

Blaise Rhodes
Staff Accountant